NELSON MULLINS RILEY & SCARBOROUGH LLP ATTORNEYS AND COUNSELORS AT LAW

Andrew M. Tucker T: 202.689.2987 Andy.Tucker@nelsonmullins.com	101 Constitution Avenue, NW Suite 900 Washington D.C., 20001 T: 202.689.2800 F: 202.689.2860 nelsonmullins.com

July 8, 2024

Via EDGAR

Office of Manufacturing

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:
Patrick Fullem Jay Ingram Dale Welcome Andrew Blume

Re:	AIRO Group, Inc. Amendment No. 6 to Registration Statement on Form S-4 Filed June 26, 2024 File No. 333-272402

Dear Mr. Welcome and Mr. Blume:

On behalf of AIRO Group, Incorporated (the “Company”), we are hereby responding to the letter dated July 3, 2024 (the “Comment Letter”) from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), regarding the Company’s Sixth Amendment to the Registration Statement on Form S-4 filed on June 26, 2024 (the “Registration Statement”). In response to the Comment Letter and to update certain information in the Registration Statement, the Company is publicly filing its Amendment No. 7 to the Registration Statement on Form S-4 (the “Amended Registration Statement”) with the Commission today.

For ease of reference, the text of each of the Staff’s comments, as set forth in the Comment Letter, is included in bold-face type below, followed by the Company’s response.

Amendment No. 6 to Registration Statement on Form S-4 filed June 26, 2024

General

1.	We note your disclosure that Kernel requested a hearing before the Nasdaq Hearings Panel, which was scheduled for April 11, 2024. Please update this disclosure in your next amendment.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has revised its disclosure on pages 23, 74, and 134 of the Amended Registration Statement.

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Critical Accounting Policies and Estimates

Goodwill, page 211

2.	We note your revised disclosures in response to comment 4. Considering it appears that your Electric Air Mobility reporting unit may be at risk of failing the quantitative impairment test, please address the following items:

●	Tell us your consideration of whether the Electric Air Mobility reporting unit is at risk of failing the quantitative impairment test. To the extent that you do not believe that the Electric Air Mobility reporting unit is at risk for impairment, outline for us why you believe that the reporting unit’s carrying amount is fully recoverable and not at risk. Revise your disclosures accordingly.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it determined the Electric Air Mobility (“EAM”) reporting unit is not at risk for impairment. The fair value of the EAM reporting unit exceeded its carrying value as of the date of the most recent annual impairment test by $12.3 million or approximately 2.3%. While the EAM reporting unit’s fair value was not substantially in excess of its carrying value, its fair value did exceed its carrying value, and thus goodwill was not impaired. As further explained below, in addition to the quantitative analysis performed, AIRO Group Holdings considered additional economic and other qualitative factors in assessing whether the carrying amount is fully recoverable at this time. The Company has also updated its disclosures on page 211 of the Amended Registration Statement to reflect the risk of impairment for the EAM reporting unit.

●	We note your disclosure that your terminal value growth rate for your reporting units was 4.0% and that the projected revenue estimates used for your goodwill testing were different than your prior projections, as shown on page 99. Disclose your key revenue assumptions for the Electric Air Mobility reporting unit, including both short-term and mid-term revenue assumptions. Additionally, disclose how much your revenue assumptions have changed over a relevant period and the basis for your revenue assumptions.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that prior projections, as shown on page 99 for years 2023 - 2026, assumed commercialization in 2027. The projected revenues for EAM between 2023 – 2026, as shown on page 99, were research and development service contracts that were expected to be awarded in advance of airframe manufacturing that was not directly related to the Jaunt Journey’s development. Projected EBITDA in the prior projections included approximately $200 million of net research and development costs in years 2023 – 2026 leading up to the commercialization of the Jaunt Journey aircraft. Projected revenue in year 1 and 2 of commercialization was estimated to be approximately $1.4 billion with EBITDA of $0.04 billion.

Projections as of October 1, 2023 assume commercialization in 2028. No research and development revenues were assumed for the period 2024-2027 as the EAM unit has been informed that it was not selected for the Defense Advanced Research Projects Agency (DARPA) program. Projected revenue in years 1 and 2 of commercialization as of October 1, 2023 totaled $1.6 billion with EBITDA of up to $0.1 billion. Current projections were updated to include the assumed selling price of $2.4 million per unit which is in line with the negotiated pricing noted in nonbinding letters of intent, with assumed production levels of approximately 630 units over the same two-year period.

Revenue projections are based on increasing production quantities year-over-year that max out at approximately 3,000 units per year at a single facility, and a per-unit sales price that increases over time from $2.4 million to $2.9 million per unit, assuming a 1.5% escalation rate. The net impact of increasing production volume and increasing sales price results in mid-term revenue growth rates as of October 1, 2023 that are between 20%-55%, with annual revenues between $2 billion and $9 billion. The Company has updated its disclosures on page 211 of the Amended Registration Statement to reflect the foregoing.

●	We note that your prior projections reflected EBITDA losses for Electric Air Mobility through 2026, as shown on page 99. You disclose that, as part of your goodwill testing, these estimates were updated based on more detailed factory production simulations. Please disclose in reasonable detail your plans for this reporting unit to achieve profitability in the future. Your discussion should address the likelihood and anticipated timing of your plans and assumptions coming to fruition.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the original projections assumed positive EBITDA of $0.04 billion during the two years post commercialization. The negative EBITDAs shown on page 99 for 2023-2026 primarily relate to the research and development activities prior to commercialization and are consistent with projected EBITDAs for 2024-2027 prior to commercialization as of October 1, 2023.

The Company anticipates profitability in the EAM reporting unit commencing in year 2 following commercialization. EBITDA projections as of October 1, 2023 during the two years post commercialization are estimated to be $0.1 billion. The improvement in EBITDA upon commercialization in the October 1, 2023 projections compared to the earlier projections on page 99 is primarily attributable to an increase in anticipated gross margin from 12% to 15% based on more detailed factory production simulations. Manufacturing costs in the updated projections are based on a $105/hour manufacturing cost, assuming a starting production of 19,000 hours per unit and reaching an average of 3,200 hours per unit at the end of second year. These assume a learning curve rate of 84% with efficiencies gained at each line within the single manufacturing site. Mid-term and long-term gross margins are expected to increase to 27% at maximum capacity when production hours will reach an average of 2,000 per unit. Operating costs have been relatively flat at 3% to 4% of revenue in the Company’s projections.

Mid-term and long-term EBITDA projections continue to be between $0.2 billion and $2.0 billion which equates to 18% to 23% of revenue at maximum capacity. Mid-term and long-term EBITDA growth rates incorporate economies of scale and synergies, however, changes between projections as of October 1, 2023 and earlier projections are not significant once maximum manufacturing conditions are reached. Note that while EBITDA projections have changed in the ramp-up of production, profitability post-commercialization has always been part of the Company’s projections. The Company has updated its disclosures on page 211 of the Amended Registration Statement to reflect the foregoing.

●	For each unit that is at risk for impairment, disclose the degree of uncertainty associated with your key assumptions, such as revenue growth rates, EBITDA projections, and WACC discount rates, and address potential events and/or changes in circumstances that could reasonably be expected to negatively affect these key assumptions.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company determined that the fair value of the UAS and Training reporting units substantially exceed their respective carrying values. While the EAM reporting unit fair value was not substantially in excess of its carrying value, the fair value of the EAM reporting unit did exceed its carrying value and goodwill was not impaired. The fair value of the EAM reporting unit exceeded the carrying value as of the date of the most recent annual impairment test by $12.3 million, or approximately 2.3%. While the goodwill of this reporting unit is not currently impaired, there could be an impairment in the EAM reporting unit in the future as a result of changes in certain assumptions. For example, the EAM fair value could be adversely affected and may result in an impairment of goodwill if this reporting unit is not able to advance the development of its aircraft and other products, obtain regulatory approvals, and launch and commercialize its products at scale; if the estimated production costs are significantly higher than estimated; or if the WACC discount rate is increased. The Company has also updated its disclosures on page 211 to reflect the risk of impairment for the EAM reporting unit.

As to the degree of uncertainty associated with our assumptions, the Company’s long-term projected revenue of $9 billion is reasonable given a sales price supported by non-binding letters of intent and a relatively small number of 3,000 units in comparison to an expected global market of between $1 trillion and $4.4 trillion by 2040, as noted within the 2021 Morgan Stanley industry report cited in the Amended Registration Statement on page 157. There is a higher degree of uncertainty in projected EBITDA as compared to projected revenue as projected EBITDA includes estimates as to future labor and material costs, efficiency rates as to the number of production hours required over time, and synergies. The most sensitive factor in our analysis was the WACC discount rate. As of October 1, 2023, a 35% WACC discount rate was applied to EAM which is fairly consistent but still more conservative than the 34% WACC discount rate used as of the acquisition date. The 100 basis-point increase was deemed appropriate due to the development stage of EAM, however, a larger increase was not deemed appropriate due to positive market changes including proof of concept in the market and observations of timing to certification by Transport Canada. As to the sensitivity of the WACC rate, another hypothetical 100-basis-point increase in the WACC discount rate would have yielded an estimated fair value for the EAM reporting unit below carrying value.

The Company has updated its disclosures on page 211 of the Amended Registration Statement to reflect the foregoing.

●	Tell us if you have performed any interim goodwill impairment tests since October 1, 2023.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that there have not been additional events which have triggered the need to test for impairment on an interim basis. As such, we have not performed any interim goodwill impairment tests since October 1, 2023. The Company has updated its disclosures on page 211 of the Amended Registration Statement to reflect the foregoing.

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Please direct any questions or further communications relating to the above to the undersigned at (202) 689-2987. Thank you for your attention to this matter.

Very truly yours,

/s/ Andrew Tucker
Andrew Tucker

cc:	Suren Ajjarapu, AIRO Group, Inc.

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